Exhibit 99.3

Management’s Discussion and Analysis For the year ended December 31, 2018

General

The purpose of this Management’s Discussion and Analysis (“MD&A”) is to explain management’s point of view regarding the past performance and future outlook of Gold Standard Ventures Corp. (“Gold Standard”, “GSV” or the “Company”). This MD&A also provides information to improve the reader’s understanding of the financial statements and related notes as well as important trends and risks affecting the Company’s financial performance, and should therefore be read in conjunction with the Company’s annual audited consolidated financial statements and notes (the “Financial Statements”) and the Company’s annual information form (the “AIF”) for the year ended December 31, 2018.

All information contained in this MD&A is current as of March 28, 2019 unless otherwise stated.

All financial information in this MD&A has been prepared in accordance with International Financial Reporting Standards (“IFRS”) and all dollar amounts are expressed in Canadian dollars unless otherwise indicated.

Additional information on the Company is available on SEDAR at www.sedar.com and EDGAR at www.sec.gov and at the Company’s website, www.goldstandardv.com. The date of this MD&A is March 28, 2019.

Forward-Looking Statements

Certain statements and information contained in this MD&A constitute “forward-looking statements” and “forward looking information” within the meaning of applicable securities legislation. Forward-looking statements and forward looking information include statements concerning the Company’s current expectations, estimates, projections, assumptions and beliefs, and, in certain cases, can be identified by the use of words such as “seeks”, “plans”, “expects”, “is expected”, “budget”, “estimates”, “intends”, “anticipates”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “should”, “would”, “might” or “will”, “occur” or “be achieved”, or the negative forms of any of these words and other similar expressions.

Examples of forward-looking information in this MD&A may pertain to the following, among others:

1.	the existence and estimates of mineral resources or reserves and the timing of development thereof;

2.	exploration and work programs, including reference to the Company’s plans of operations and notices of intent in place for the Railroad-Pinion Project (as defined below);

3.	plans for additional drilling and exploration activities to investigate potential development opportunities for the Railroad-Pinion Project;

4.	the Company working towards a Pre-Feasibility Study (“PFS”) for the Railroad-Pinion Project;

5.	plan to pursue minority interests in certain key private land parcels where the Company currently holds less than a 100% interest;

6.	performance characteristics of mineral properties;

7.

the expectation that the Dark Star deposit (the “Dark Star Deposit”) may be emerging as a major Carlin gold occurrence where a larger-than-expected ridgeline fault system has played a significant role in concentrating higher grade gold;

8.	mineral resource or reserve predictions based on recent drilling results;

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9.

the expectation that the correlation between visual logging of oxidized zones containing limonite and/or hematite in drill samples and cyanide (“CN”) soluble gold assays should support efficient mining operation;

10.	projections of market prices and costs, including estimates of costs and budgeting for potential exploration operations and mining scenarios;

11.	the expectation that the current working capital surplus will be sufficient to fund the complete work program recommended in the Railroad-Pinion Technical Report (as defined below);

12.	estimated property holding and maintenance costs for the Railroad-Pinion Project;

13.	drilling plans and timing of drilling;

14.	treatment under governmental regulatory regimes and tax laws, including the expectation that the Company will be a passive foreign investment company for the taxable year ended December 31, 2018; and

15.	capital expenditure programs and the timing and method of financing thereof.

Forward-looking statements and forward looking information reflect the Company’s current expectations and assumptions, and are subject to a number of known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, performance or achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information, including without limitation:

1.	the Company’s limited operating history;

2.	the Company’s history of losses and expectation of future losses;

3.	uncertainty as to the Company’s ability to continue as a going concern;

4.	the existence of mineral resources on the Company’s mineral properties;

5.	the Company’s ability to obtain adequate financing for exploration and development;

6.	the Company’s ability to attract and retain qualified personnel;

7.	the Company’s ability to carry out operations in accordance with plans in the face of significant disruptions;

8.	the Company’s ability to convert mineral resource estimates previously classified as Inferred to Indicated or Measured and proceeding with economic studies for the Railroad-Pinion Project;

9.	fluctuations in foreign exchange or interest rates and stock market volatility;

10.	uncertainty as to the Company’s ability to maintain effective internal controls;

11.	the involvement by some of the Company’s directors and officers with other natural resource companies;

12.	the uncertain nature of estimating mineral resources and reserves;

13.	uncertainty surrounding the Company’s ability to successfully develop its mineral properties;

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14.	exploration, development and mining risks, including risks related to infrastructure, accidents and equipment breakdowns;

15.	title defects to the Company’s mineral properties;

16.	the Company’s ability to obtain all necessary permits and other approvals;

17.	risks related to equipment shortages, access restrictions and inadequate infrastructure;

18.	increased costs and restrictions on operations due to compliance with environmental legislation and potential lawsuits;

19.	fluctuations in the market price of gold (“Au”), other metals and certain other commodities (such as natural gas, fuel, oil, and electricity);

20.	intense competition in the mining industry; and

21.	the Company’s ability to comply with applicable regulatory requirements.

In making the forward-looking statements and developing the forward looking information included in this MD&A, the Company has made various material assumptions, including, but not limited to:

1.	the results of the Company’s proposed exploration programs on the Railroad-Pinion Project will be consistent with current expectations;

2.	the Company’s assessment and interpretation of potential geological structures and mineralization at the Railroad-Pinion Project are accurate in all material respects;

3.	the quantity and grade of mineral resources contained in the Railroad-Pinion Project are accurate in all material respects;

4.

the sufficiency of the Company’s current working capital to carry out the work programs and drilling on the Railroad-Pinion Project including, but not limited to, its North Bullion deposit (the “North Bullion Deposit”), its Dark Star Deposit and its Pinion deposit (the “Pinion Deposit”), as recommended in the Railroad-Pinion Technical Report on a timely basis;

5.	the price for gold, other precious metals and commodities will not change significantly from current levels;

6.

the Company will be able to secure additional financing to continue exploration and, if warranted, development activities on the Railroad-Pinion Project and meet future obligations as required from time to time;

7.	the Company will be able to obtain regulatory approvals and permits in a timely manner and on terms consistent with current expectations;

8.	the involvement by some of the Company’s directors and officers with other natural resource companies will not result in a conflict of interest which adversely affects the Company;

9.	the Company will be able to procure drilling and other mining equipment, energy and supplies in a timely and cost efficient manner to meet the Company’s needs from time to time;

10.	the Company’s capital and operating costs will not increase significantly from current levels;

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11.	key personnel will continue their employment with the Company and the Company will be able to recruit and retain additional qualified personnel, as needed, in a timely and cost efficient manner;

12.	there will be no significant adverse changes in the Canada/U.S. currency exchange or interest rates and stock markets;

13.	there will be no significant changes in the ability of the Company to comply with environmental, safety and other regulatory requirements; and

14.

the absence of any material adverse effects arising as a result of political instability, terrorism, sabotage, natural disasters, equipment failures or adverse changes in government legislation or the socio-economic conditions in Nevada and the surrounding area with respect to the Railroad-Pinion Project and operations.

Other assumptions are discussed throughout this MD&A and elsewhere in the Company’s public disclosure record.

The Company’s ability to predict the results of its operations or the effects of various events on its operating results is inherently uncertain. Accordingly, readers are cautioned not to place undue reliance on the forward-looking statements and forward looking information or the assumptions on which the Company’s forward-looking statements and forward looking information are based. Investors are advised to carefully review and consider the risk factors identified in this MD&A under, among other places, “Risks and Uncertainties” and elsewhere in the Company’s public disclosure record for a discussion of the factors that could cause the Company’s actual results, performance and achievements to be materially different from any anticipated future results, performance or achievements expressed or implied by the forward-looking statements and forward looking information. Investors are further cautioned that the foregoing list of risks and assumptions is not exhaustive and prospective investors should consult the more complete discussion of the Company’s business, financial condition and prospects that is included in this MD&A and elsewhere in the Company’s public disclosure record.

Although the Company believes that the assumptions on which the forward-looking statements are made and forward looking information is provided are reasonable, based on the information available to the Company on the date such statements were made or such information was provided, no assurances can be given as to whether these assumptions will prove to be correct. The forward-looking statements and forward looking information contained in this MD&A are expressly qualified in their entirety by the foregoing cautionary statements. Furthermore, the above risks are not intended to represent a complete list of the risks that could affect the Company and readers should not place undue reliance on forward-looking statements and forward looking information in this MD&A.

Forward-looking statements and forward looking information speak only as of the date the statements are made or such information is provided. The Company assumes no obligation to update publicly or otherwise revise any forward-looking statements or forward looking information to reflect actual results, changes in assumptions or changes in other factors affecting forward-looking statements or forward looking information, except to the extent required by applicable laws. If the Company does update one or more forward-looking statements or forward looking information, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements or forward looking information.

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Cautionary Notes Regarding Mineral Resource Estimates

The disclosure in this MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Disclosure, including scientific or technical information, has been made in accordance with Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). NI 43-101 is a regulation developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects. Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”). In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve”. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. Investors are cautioned not to assume that any part, or all, of the mineral deposits in these categories will ever be converted into mineral reserves. In accordance with Canadian rules, estimates of “inferred mineral resources” cannot form the basis of feasibility or other economic studies. Although it is reasonably expected that the majority of “inferred mineral resources” could be upgraded to “indicated mineral resources” with continued exploration, investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. In addition, the definitions of “proven” and “probable mineral reserves” used in NI 43-101 differ from the definitions in SEC Industry Guide 7 under Regulation S-K of the United States Securities Act of 1933. Disclosure of “contained ounces” is permitted disclosure under Canadian legislation; however, the SEC normally only permits issuers to report mineralization that does not constitute reserves as in place tonnage and grade without reference to unit measures. Accordingly, information contained in this MD&A containing descriptions of the Company’s mineral properties may not be comparable to similar information made public by U.S. companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder.

The forward-looking statements and forward-looking information contained herein are based on information available as of March 28, 2019.

Overall Performance

The Company is a Canadian-based company focused on the acquisition and exploration of district-scale and other gold-bearing mineral resource properties exclusively in the State of Nevada, United States. The Company has a limited history of operations and its only material mineral project, the Railroad-Pinion Project, is in the exploration stage. The Company has not been profitable since its inception, has had negative cash flow from operational activities and does not expect to generate revenues in the foreseeable future.

For the fiscal year ended December 31, 2018, the Company had a loss and comprehensive loss of $10,238,910 (2017 - $11,426,786). As at December 31, 2018, the Company had an accumulated deficit of $63,856,702 (2017 - $53,842,098). As at December 31, 2018, the Company had cash of $18,333,732 and a working capital of $16,908,104. The Company estimates that its current working capital will enable it to fund the complete work program recommended in the Railroad-Pinion Technical Report (as defined below). If the Company is successful in identifying additional resources through further drilling and analysis, it will require significant amounts of additional capital to construct processing facilities and to develop metallurgical processes to extract those resources at any mine site.

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The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions, business performance, and other factors such as volatility in the market price of gold and the availability of necessary equipment and personnel in the highly competitive mining sector.

The Company’s flagship property is the Railroad-Pinion project located along the Piñon mountain range approximately 15 miles (24 kilometers) south-southeast of Carlin, Nevada, in the Railroad mining district (the “Railroad-Pinion Project”). The Railroad-Pinion Project is an intermediate to advanced stage gold exploration project with a favorable structural, geological and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Newmont Mining Corporation’s Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic contacts that are favorable for the formation of Carlin-style gold deposits. The Railroad-Pinion Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

The Railroad-Pinion Project consists of a significant and largely contiguous land position totaling approximately 53,769 gross acres (21,760 hectares) and 50,798 net acres (20,557 net hectares) of land in Elko County, Nevada. The Company owns or has an option to acquire ownership of approximately 30,141 gross acres (12,198 hectares) of subsurface mineral rights in the form of patented or unpatented mineral lode (claims), and a further approximately 23,628 gross acres (9,562 hectares) of subsurface mineral rights secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases with terms that the Company seeks to extend from time to time. The private land ownership ranges from 49.2% to 100% yielding a net interest of approximately 20,657 acres (8,360 hectares) of subsurface mineral rights for the private lands within the Railroad-Pinion Project. The Company is pursuing the minority interest in certain key private land parcels where it holds less than a 100% interest.

Portions of the patented, unpatented and private lands are encumbered with royalties predominantly in the form of standard Net (or Gross) Smelter Return (“NSR”) agreements or Net Profit Interest (“NPI”) agreements which the Company has sought to negotiate and reduce over time. See Item 6 “MATERIAL MINERAL PROJECT” in the AIF and the Financial Statements for a discussion of the currently active NSR and NPI encumbrances on the Railroad–Pinion Project.

Note regarding Acreage Disclosure

In this MD&A, the term “gross mineral acres” or “gross acres” in connection with a mineral interest means the total size in number of acres of the property (or a specific piece of property) in which the Company controls a mineral interest. The gross mineral acres are the maximum amount of mineral acres the Company could potentially control in a particular piece of property. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then that particular parcel is 640 gross mineral acres.

On the other hand, the term “net mineral acres” or “net acres” means the product of: (a) the total gross acres of the property (or specific piece of property) in which the Company controls a mineral interest; and (b) the percentage of the Company’s mineral interest therein which it controls by way of lease or actual ownership. For example, if the Company leases a fifty percent (50%) mineral interest in a fee land parcel that is a total of 640 acres in size, then the Company controls a total of 320 net mineral acres in that particular parcel. For the calculation of the gross and net mineral acreage for its properties, the Company does not include the surface in split estate fee land parcels.

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Material Projects

The Company has identified its North Bullion Deposit, its Dark Star Deposit and its Pinion Deposit, which together form the Railroad-Pinion Project, as the Company’s material mineral project for purposes of NI 43-101.

Scientific and technical disclosure for the Railroad-Pinion Project is supported by the amended and restated technical report with an effective date of September 15, 2017, entitled “Technical Report Maiden Resource Estimate North Bullion and Railroad Project, Elko County, Nevada, USA – Amended and Restated” and prepared by Michael B. Dufresne, M.Sc., P.Geol., P.Geo. and Steven J. Nicholls, BA.Sc., MAIG of APEX Geoscience Ltd., qualified persons for the purposes of NI 43-101 (the “Railroad-Pinion Technical Report”). The Railroad-Pinion Technical Report was amended and restated to clarify certain of its contents and was filed on SEDAR on February 19, 2018. It can be accessed at www.sedar.com under the Company’s profile. The Railroad-Pinion Technical Report is the Company’s current technical report for the Railroad-Pinion Project.

The Company has focused on drilling and other exploration activities with the goal of preparing mineral resource estimates for each deposit, as summarized below and detailed in the Railroad-Pinion Technical Report. The Company plans additional drilling and exploration activities to investigate potential development opportunities for the Railroad-Pinion Project and potentially prepare a PFS for the Railroad-Pinion Project.

The Company previously announced its intention to prepare a Preliminary Economic Assessment (“PEA”) for the Railroad-Pinion Project, however the results of infill drilling completed in 2018, along with ongoing analysis and studies, indicate the potential to convert certain mineral resources previously classified as Inferred to Indicated or Measured. Additionally, elements of the initially considered PEA have been conducted to a higher standard suitable for a PFS and, accordingly, the Company is working toward a PFS.

Pinion

A total of 505 drill holes guided the geological interpretation and estimation of the Pinion Deposit mineral resource. This total comprises 24 diamond drill holes and 481 reverse circulation (“RC”) drill holes that were completed from 1981 to 2015 with spacing between drill holes varying from 1 m to 1.25 kilometers.

The mineral resource estimate for the Pinion Deposit is reported at a range of gold cut-off grades, from 0.1–1.0 grams per tonne (“g/t”), for both Indicated and Inferred Mineral Resource categories, as defined according to Canadian Institute of Mining, Metallurgy and Petroleum definition standards, for gold and silver, respectively. For reporting purposes, the mineral resource estimate was constrained within an optimized pit shell using a gold cut-off grade of 0.14 g/t Au. The Pinion Deposit mineral resource estimate comprises an Indicated Mineral Resource of 31.61 million tonnes averaging 0.62 g/t Au, representing a total of 630,300 contained ounces of gold, and an additional Inferred Mineral Resource of 61.08 million tonnes averaging 0.55 g/t Au, representing a further 1,081,300 ounces of gold. The Pinion Deposit silver (“Ag”) resource estimate was constrained to the gold block model and was classified entirely as an Inferred Mineral Resource. The Pinion silver Inferred Mineral Resource comprises 92.69 million tonnes averaging 4.16 g/t Ag, representing a total of 12,401,600 contained ounces of silver. All reported resources include only oxidized mineralization.

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Dark Star

A maiden mineral resource estimate was calculated in early 2015 for the Dark Star Deposit area prior to the initiation and completion of the 2015 drilling campaign. Based upon positive results from the 2016 Phase 2 drilling at the Dark Star Deposit, an updated mineral resource was calculated in 2017. The 2017 updated mineral resource estimate, with an effective date of June 29, 2017, comprises an Indicated Mineral Resource of 15.38 million tonnes grading 0.54 g/t Au, totalling 265,100 ounces of gold, and an Inferred Mineral Resource of 17.05 million tonnes grading 1.31 g/t Au, totaling 715,800 ounces of gold, using a lower cut-off grade of 0.20 g/t Au.

North Bullion

Based upon historic drilling and drilling from 2010 to 2017, a maiden mineral resource estimate was presented for the North Bullion Deposit as of September 15, 2017.

The Sweet Hollow and POD oxide Indicated and Inferred Mineral Resource uses a cut-off grade of 0.14 g/t Au, which is constrained within an optimized pit shell and includes an Indicated Mineral Resource of 2.92 million tonnes at 0.96 g/t Au for 90,100 ounces of gold and an Inferred Mineral Resource of 3.36 million tonnes at 0.43 g/t Au for 46,600 ounces of gold. The North Bullion, Sweet Hollow and POD sulphide Inferred Mineral Resource uses a cut-off grade of 1.25 g/t Au, which is constrained within an optimized pit shell, and is comprised of 2.05 million tonnes at 2.60 g/t Au for 171,400 ounces of gold. The North Bullion underground Inferred Mineral Resource, which is reported at a lower 2.25 g/t Au cut-off grade, comprises 5.55 million tonnes at 3.29 g/t Au for 587,700 ounces of gold.

Calculations of mineral resources and reserves are only estimates

Indicated and Inferred Mineral Resources are not Mineral Reserves. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability. There has been insufficient exploration to define the Inferred Mineral Resources disclosed above as an Indicated or Measured Mineral Resource; however, it is reasonably expected that the majority of the Inferred Mineral Resources could be upgraded to Indicated Mineral Resources with continued exploration. There is no guarantee that any part of the mineral resources discussed herein will be converted into a Mineral Reserve in the future.

Recommendations for the Railroad-Pinion Project

Based upon the results to date, the authors of the Railroad-Pinion Technical Report recommended an aggressive exploration program for the Railroad-Pinion Project area involving surface exploration, additional exploration drilling, resource expansion and infill drilling, along with continued metallurgical test work.

The authors recommended a total of 11,280 meters (“m”) (37,000 feet) of RC and core drilling for the Railroad-Pinion Project area for a total cost of US$2,800,000 for 2017-2018. In addition, a total of 37,520 meters (123,100 feet) was recommended for the Pinion Deposit area in 2017-2018 at an additional estimated cost of US$8,287,000. In addition to the drilling, other recommended exploration activities at the Railroad–Pinion Project include geological mapping, geochemical sampling, and ground geophysical surveys (controlled source audio-frequency magnetotellurics, gravity and seismic) as well as a number of metallurgical, engineering and environmental studies. The estimated cost to conduct the proposed property wide exploration activities over the entire Railroad–Pinion Project area was US$5,220,000. The recommended drilling at the Railroad-Pinion Project along with other geological, geophysical, engineering and environmental studies and a contingency of ~7 % yields an overall budget to complete the recommended work of US$17,450,000.

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The Company has incorporated these recommendations in its activities at the Railroad-Pinion Project to date, and for its 2018 work plan. See “Overall Performance - Exploration and Acquisition Expenditures” below. The Company has undertaken a US$25.8 million exploration and development program on the Railroad-Pinion Project for 2018 (the “2018 Exploration and Development Program”). The 2018 Exploration and Development Program objectives were as follows:

(1) infill and development drilling at the Dark Star Deposit and Pinion Deposit to reduce drill spacing to approximately 30m and convert mineral resources to the Measured and Indicated categories;

(2) exploration drilling at the Jasperoid Wash deposit (the “Jasperoid Wash Deposit”) to reduce drill spacings and provide requisite data for a maiden mineral resource estimate by the end of 2018; and

(3) drilling to test new high-value targets at the Dixie deposit (the “Dixie Deposit”), the Dark Star Corridor, Ski Track and elsewhere within the Railroad District.

On September 20, 2018, the Company announced an expanded exploration and development plan of US$2 million for the remainder of 2018. The expanded exploration and development plan will include 1) drill testing three new exploration targets; 2) further step out drilling at the Dark Star Deposit; 3) further step out drilling at the Jasperoid Wash Deposit; 4) completing the Dark Star Deposit and the Pinion Deposit resource updates in support of economic studies; and 5) expansion of development activities at the Dark Star Deposit and the Pinion Deposit.

The Company continues to gather information, and analyze and interpret such information, in order to investigate potential development opportunities for the Railroad-Pinion Project and is working towards a PFS for the Railroad-Pinion Project.

2018 Developments

The Company has reported positive results from its 2018 drill program subsequent to the Railroad-Pinion Technical Report.

On October 11, 2018, the Company announced that surface rock samples have identified another highly prospective oxide gold target, known as the LT target, on the Railroad-Pinion Project. The LT target is located 3 km north-northwest of the Pinion Deposit. Highlights include assay values ranging from <0.005 to 12.90 g Au/t, including 12.90 g Au/t, 11.20 g Au/t, 6.65 g Au/t and 4.50 g Au/t in individual rock samples collected from surface outcrops over a 400m by 200m area.

Key Highlights from the sample included:

  70 rock samples were collected from altered outcrops over a 400m by 200m area. Eight samples returned values greater than 1.0 g/t Au, and 9 samples returned fire assay values ranging from 0.1 to 1.0 g Au/t. Noteworthy results included 12.90 g Au/t, 11.20 g Au/t, 6.65 g Au/t and 4.50 g Au/t in four individual chip-channel samples. The range for all samples is from <0.005 to 12.90 g Au/t.

  Cyanide solubility assays run on samples >0.10 g Au/t ranged from 64% to 99%, indicating the mineralization is oxide.

  A geologic mapping program is currently underway to identify the extent of the altered multilithic breccia host and structural controls of the area. This information will be used to develop drill targets for 2019.

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On October 16, 2018, the Company announced results from 1 core hole and 1 RC drill hole at the Dark Star Deposit.

Key Highlights from the drilling included:

  In the northern portion of the Dark Star Deposit, core hole DC18-22 intersected an oxidized interval of 213.7m of 2.52 g Au/t, including 117.4m of 3.99 g Au/t. Below the thick oxide mineralization, the hole intersected an interval of reduced mineralization including 16.8m of 3.66 g Au/t.

  Also, in the northern portion of the Dark Star Deposit, RC hole DR18-106 intersected 163.1m of 1.24 g Au/t, including separate intervals of 27.4m of 2.09 g Au/t, 7.6m of 1.88 g Au/t and 27.4m of 2.52 g Au/t. Oxidized mineralization extends approximately 30m below the current resource model. Below the oxide mineralization, the hole intersected a reduced zone of 4.6m of 1.84 g Au/t.

  Based on the reduced intercepts in DR18-70, -104, -105, and now DC18-22, that are below the block model, there is an emerging and expanding sulfide target below the thick, vertically-continuous zones of oxide mineralization (see September 24, 2018 news release).

On November 15, 2018, the Company announced results from 2 RC holes and 4 core holes at the Dark Star Deposit.

Key Highlights from the drilling included:

  DR18-109 stepped out to the north of Dark Star and intersected two zones of oxide mineralization: an upper near surface zone of 18.3m of 1.13 g Au/t, including 6.1m of 2.96 g Au/t; and a lower zone of 33.5m of 2.33 g Au/t, including 15.2m of 4.24 g Au/t. Mineralization extends approximately 30m below the current resource model and remains open to the west and north.

  In the northern portion of Dark Star, RC hole DR18-110 intersected an oxidized interval of 109.7m of 1.00 g Au/t, including separate intervals of 24.4m of 2.05 g Au/t and 13.7m of 1.25 g Au/t.
  Mineralization extends approximately 25m below the current resource model and remains open to the west, east and north. Below the oxide mineralization, the hole intersected a reduced (sulfidic) zone of 12.2m of 3.94 g Au/t.

  Based on the reduced intercepts in fourteen drill holes, we can now see a large sulfide target emerging below the thick, vertically-continuous zones of oxide mineralization in the northern portion of Dark Star. The known dimensions of this zone of reduced mineralization are approximately 300m (north- south) by 90m (east-west). Some drill hole examples include: 16.8m of 3.66 g Au/t in DC18-22 (see October 16, 2018 news release); 10.7m of 5.85 g Au/t in DR18-70 and 27.4m of 2.28 g Au/t in DR18- 104 (see September 24, 2018 news release).

  DC18-23, a step out core hole in the southern portion of Dark Star, intersected 45.1m of 1.16 g Au/t, including 10.7m of 2.61 g Au/t. Oxide mineralization begins at the current topographic surface, it remains open in multiple directions and the intercept extends the gold grade in the current resource model. DC18-23 is approximately 240m south of DC18-17 which intersected 76.6m of 0.47 g Au/t, and 60m east of DC18-18 which intersected 15.2m of 0.38 g Au/t (see September 24, 2018 news release). Collectively, this new opportunity to expand the resource is coincident with an undrilled surface outcrop rock chip anomaly south of the known deposit. Additional drilling is planned for this area over the next few weeks.

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  DC18-04, DC18-06 and DC18-08 were geotechnical core holes drilled away from the resource into the proposed west and east highwalls, to confirm geotechnical parameters in the proposed open pit highwall. Gold mineralization was not expected in these drill holes.

  5 drill rigs were active on site testing the following: 1) new targets at depth below the Dark Star current resource model, and lateral resource expansion to the north, west and south of the current Dark Star resource; 2) extensions of the known shallow oxide mineralization and new targets at Jasperoid Wash; 3) new shallow oxide targets at Dixie; and 4) new shallow oxide targets at Ski Track.

Recent Developments

On January 22, 2019, the Company announced the continuation of step-out and infill drilling at the Dark Star Deposit.

Key Highlights from the drilling included:

  3 RC rigs were active on-site testing the following targets: 1) in the northern portion of Dark Star, potential continued expansion to the north, west and at depth of the current Dark Star resource.
  Drilling will offset 2018 drill holes DR18-99 (56.4m of 2.94 g Au/t, including 16.8m of 8.67 g Au/t, and DR18-109 (33.5m of 2.33 g Au/t, including 15.2m of 4.24 g Au/t) (see August 24, 2018 and November 15, 2018 news releases; and 2) in the southern portion of Dark Star, a new shallow oxide target that remains open to the south and southeast.

  In the southern portion of Dark Star, core hole DC18-24 intersected 35.7m of 0.60 g Au/t, including 10.5m of 1.28 g Au/t. Oxide mineralization begins at the current topographic surface and is open to the south. DC18-24, continues to expand the near surface mineralization found in previously released DC18-18 (September 24, 2018 returning 15.2m of 0.38 g Au/t) and DC18-23 (November 15, 2018 yielding 45.1m of 1.16 g Au/t). Collectively, these new holes are coincident with a previously undrilled surface rock chip anomaly south of the known deposit.

  DC18-10, and DC18-12 were geotechnical core holes drilled away from the resource into the proposed west and east highwalls, to confirm geotechnical slope parameters in the proposed open pit highwall.
  Gold mineralization was not expected in these drill holes. Nonetheless, DC18-10 intersected 29.6m of 0.26 g Au/t of oxide mineralization and ended at 198.1m in 1.08 g Au/t.

On February 5, 2019, the Company reported more oxide results from 11 RC holes and one core hole at the Dark Star Deposit.

Key Highlights from the drilling included:

  In the northern portion of Dark Star, RC hole DR18-117 intersected an oxidized interval of 77.7m of 0.90 g Au/t, including 42.7m of 1.26 g Au/t. This new step out intercept is approximately 30m west of DS17-37 (141.8m of 3.32 g Au/t announced January 23, 2018) where mineralization remains open to the south. Due to poor drilling conditions, the hole ended at 231.7m in 0.41 g Au/t before testing the entire target.

  Also, in the northern portion of Dark Star, DR18-113 intersected 18.3m of 0.34 g Au/t. Oxide mineralization in this northern step out hole remains open to the north and west.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 12 -

  Results from the 2018 Dark Star development program continue to reveal a robust, vertically and laterally-extensive oxide gold system on the north end of the deposit that, at depth, transitions into higher-grade sulfide gold mineralization. Unique geologic patterns associated with Dark Star include deep oxidation; multilithic hydrothermal breccias; and the intersection of north-, west northwest- and northeast-striking faults. Based on 2D seismic interpretations, these geologic patterns occur in the near-surface environment above a buried and untested anticline. Gold Standard now believes that deeper, lower plate carbonate hosted gold targets are likely occur in this favorable structural setting beneath the Dark Star deposit similar to the structural setting in the Carlin North Area. Drill testing of these deeper targets will be one focus of the 2019 program.

  DC18-14 was a geotechnical core hole drilled away from the resource into the proposed east highwall, to confirm geotechnical parameters in the proposed open pit highwall. The hole intersected 33.5m of 0.29 g Au/t of oxide mineralization beginning at the current topographic surface.

  DR18-107, -108, -111 and -112 were environmental monitor holes completed west of the deposit. Mineralization was not expected in these drill holes; however, DR18-108 intersected a reduced intercept of 7.6m of 2.43 g Au/t.

  In the current 2019 program, 3 drill rigs operating at Dark Star have completed 6,970m of drilling in 47 holes. These holes are testing new targets at depth below the current resource model, and lateral resource expansion to the north, west and south of the current Dark Star resource. The 2019 program will infill the current resource to approximately 30m drill spacings for conversion to measured and inferred classification.

On February 12, 2019, the Company reported Phase 2 results from 18 RC drill holes and one core hole at the Dixie Deposit and the Arcturus target.

Key Highlights from the drilling included:

  DX18-19 intersected 118.9m of 0.61 g Au/t, including two higher-grade zones of 10.7m of 1.49 g Au/t and 15.2m of 1.32 g Au/t in favorable Penn-Perm debris flow conglomerate and calcarenite.
  Mineralization occurs in the immediate footwall of a quartz porphyry dike-filled fault corridor. DX18- 19 along with DX18-26 (this release – see below) and DX18-06 (67.1m of 1.05 g Au/t – see June 13, 2018 news release) confirm the vertical and lateral continuity of the gold mineralization, with locally higher-grade intervals exceeding 1.0 g Au/t.

  DX18-26 intersected 137.2m of 0.53 g Au/t including 9.1m of 1.26 g Au/t and 6.1m of 1.02 g Au/t, approximately 100m south of DX18-19. Mineralization remains open along strike.

  DX18-24 intersected 18.3m of 0.92 g Au/t, including 9.1m of 1.29 g Au/t, in favorable Penn-Perm calcarenite west of DX18-26. Shallow mineralization occurs proximal to quartz porphyry dikes and begins within 90m of the current topographic surface.

  On the north end of Dixie, DX18-21 intersected 65.5m of 0.39 g Au/t, including 9.1m of 1.14 g Au/t in favorable Penn-Perm debris flow conglomerate and calcarenite. Gold mineralization begins approximately 80m below the current topographic surface.

  Visual logging of the RC cuttings indicates that the thickness and intensity of oxidation increase to the north. AuCN test results indicate the significant drill intercepts are comprised of zones of both oxide and reduced mineralization. AuCN ratios are a first-pass estimate of the potential gold recovery and ratios >60% are indicative of oxide material. Further metallurgical work is required.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 13 -

  Five holes (DX18-14, -15, -16, -17 and -22) were completed into the new Arcturus target, approximately 750m west of the Dixie deposit. These are the first holes testing a large area of alteration and favorable structure. No significant results were reported.

On February 21, 2019, the Company reported Phase 2 results from 19 RC holes and 2 core holes at the Jasperoid Wash Deposit.

Key Highlights from the drilling included:

  Core hole JW18-30 intersected 27.7m of 0.86 g Au/t, including 4.9m of 1.12 g Au/t and 12.2m of 1.17 g Au/t. The hole confirmed the down-dip continuity of mineralization intersected in JW18-01 (see July 26, 2018 news release). Material from this hole will be used for column leach testing.

  Step out hole JW18-37 intersected 25.9m of 0.69 g Au/t, including 6.1m of 1.10 g Au/t, of near-surface oxide mineralization. This intercept is approximately 80m north of drill holes JW18-26 (22.9m of 0.76 g Au/t, including 10.7m of 1.15 g Au/t) and JW18-28 (38.1m of 0.63 g Au/t, including 15.2m of 1.23 g Au/t) (see July 26, 2018 news release). These oxide intercepts begin at or near the current topographic surface.

  JW18-29, a core twin of RC hole JW18-16 (27.4m of 0.25 g Au/t - announced on July 26, 2018), intersected 53.2m of 0.31 g Au/t in the central portion of the deposit. Oxide mineralization begins at the current topographic surface and the intercept is thicker and higher-grade than the JW18-16 intercept. Mineralized material from this hole will be used for column leach testing.

  On the northernmost end of the deposit, step out drill holes JW18-47 and -48 intersected oxide mineralization beginning at the current topographic surface. These intercepts extend the strike length of the deposit approximately 550m to the north of drill holes JW18-26 (22.9m of 0.76 g Au/t) and JW18-28 (38.1m of 0.63 g Au/t) where mineralization also begins at or near the current topographic surface (see July 26, 2018 news release). Mineralization remains open for additional expansion.

  On the southern end of the deposit, drill holes JW18-38, -40, -41, -43 and -44 intersected shallow oxide gold mineralization that extends the deposit to the south and southeast. Oxide mineralization begins at or near the current topographic surface, and remains open to the east and south.

  Drilling has outlined a zone of near-surface, oxide gold mineralization measuring approximately 1,575m long (striking north-northeast) by 650m wide (east-west). The 49 holes completed in 2018 continue to establish lateral and strike continuity of the near-surface oxide mineralization which remains open in multiple directions.

  AuCN test results indicate the significant drill intercepts are comprised of zones of both oxide and reduced mineralization. AuCN ratios are a first-pass estimate of the potential gold recovery and ratios >60% are indicative of oxide material. Further metallurgical work is required.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 14 -

On March 4, 2019, the Company reported more oxide results from 37 RC holes at the Dark Star Deposit.

Key Highlights from the drilling included:

  11 infill holes on the east side of the deposit confirm thick zones of oxide mineralization beginning at the current topographic surface. Noteworthy intercepts include: 51.8m of 0.73 g Au/t, including 13.7m of 1.58 g Au/t in DR19-37; 42.7m of 0.50 g Au/t, including 6.1m of 1.15 g Au/t in DR19-46; and 62.5m of 0.40 g Au/t, including 7.6m of 1.04 g Au/t in DR19-52. These results either confirm or slightly improve upon the current resource block model.

  Four infill holes (DR19-08, -09, -23 and -24), in the core of the southern portion of Dark Star, confirmed higher-grade, near-surface oxide mineralization in the current resource block model.
  Intercepts include 103.7m of 0.59 g Au/t, including 19.8m of 1.32 g Au/t in DR19-08; 89.9m of 0.77 g Au/t, including 29.0m of 1.53 g Au/t in DR19-23; and 80.8m of 1.02 g Au/t, including 13.7m of 1.35 g Au/t and 15.2m of 1.80 g Au/t in DR19-24.

  On the far south end of the deposit, step out hole DR19-38 intersected 13.7m of 0.95 g Au/t starting at the current topographic surface. This oxide mineralization remains open to the south for further resource expansion.

  On the west side, step out drill holes DR19-05 and DR19-20 extend near-surface oxide mineralization to the west of DC18-18 (15.2m of 0.38 g Au/t, see 9-24-18 news release). This oxide mineralization also remains open for further resource expansion.

On March 26, 2019, the Company reported more oxide gold results from 30 RC infill and step out holes at the Dark Star Deposit.

Key Highlights from the drilling included:

  In the northern portion of the deposit, two step out holes intersected thick zones of oxide mineralization including: 22.9m of 1.92 g Au/t, including 13.7m of 3.04 g Au/t in DR19-15; and 51.8m of 1.07 g Au/t, including 16.8m of 2.58 g Au/t in DR19-26. These holes extend oxide mineralization approximately 50m north of DR18-110, which intersected 109.7m of 1.00 g Au/t including 24.4m of 2.05 g Au/t (see November 15, 2018 news release). Mineralization remains open to the north and northwest for resource expansion.

  In the southeastern portion of the deposit, nine infill and step out holes (DR19-49, -55, -57, -58, -59, -64, -65, -70, -71) intersected thick intervals of oxide mineralization that begin at or near the current topographic surface. Drill intercepts either confirm or exceed the current resource block model for grade and thickness. Significant intercepts include: 88.4m of 0.61 g Au/t in DR19-57; 54.9m of 0.85 g Au/t, including 13.7m of 2.06 g Au/t in DR19-58; 39.6m of 1.25 g Au/t, including 15.2m of 2.02 g Au/t in DR19-65; 33.5m of 0.70 g Au/t, including 6.1m of 1.25 g Au/t in DR19-70; and 62.5m of 0.86 g Au/t, including 18.3m of 1.38 g Au/t in DR19-71. Mineralization remains open to the east and south for resource expansion.

  In the central portion of the deposit, infill holes DR19-01, -06, -60 and -62 indicate that oxide mineralization is more continuous then previously modeled along the northwest-striking Saddle Fault. Additional infill and step out drilling will be required in this portion of the resource.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 15 -

Exploration and Acquisition Expenditures

During the year ended December 31, 2018, the Company incurred $42,230,834 (2017 - $60,522,739) in acquisition and deferred exploration and development costs. Expenditures in fiscal 2018 included a payment of $4,427,850 for the NSR Buy-Down (as defined below); expenditures in 2017 included in acquisition costs of $35,745,391 for the acquisition of the Lewis Gold Project (as defined below).

The following is a breakdown of the material components of the Company’s exploration and evaluation asset additions for the year ended December 31, 2018 and 2017:

	Railroad-
	Pinion	Lewis Gold
	Project	Project	Total
Year Ended December 31, 2018	$	$	$
Property acquisition and staking costs	4,989	-	4,989
NSR Buy-Down (1)	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	359,532	81,528	441,060
Consulting	3,692,499	81,721	3,774,220
Data Analysis	58,172	22,282	80,454
Drilling	18,472,855	174,781	18,647,636
Engineering	134,827	-	134,827
Environmental and permitting	387,679	-	387,679
Equipment rental	127,471	491	127,962
Geological	788,032	25,554	813,586
Geotechnical	654,687	-	654,687
Hydrology	930,729	-	930,729
Lease payments	1,805,255	118,784	1,924,039
Metallurgy	551,864	-	551,864
Preliminary economic assessment	579,226	-	579,226
Provision for site reclamation	946,010	-	946,010
Sampling and processing	561,710	81,770	643,480
Site development and reclamation	5,722,669	98,297	5,820,966
Supplies	1,224,990	1,002	1,225,992
Vehicle	113,578	-	113,578

	41,544,624	686,210	42,230,834

(1)	On March 23, 2018, the Company exercised its NSR buy-down option under its lease agreement with Pereira Family, LLC (“Pereira”) to reduce an NSR royalty from five percent (5%) to two percent (2%), by making a lump-sum payment of US$3.5 million to Pereira (the “NSR Buy- Down”).

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 16 -

	Railroad-
	Pinion	Lewis Gold	Total
Year Ended December 31, 2017
Property acquisition and staking
Costs	253,744	35,745,391	35,999,135
Exploration expenses
Claim maintenance fees	369,925	79,138	449,063
Consulting	2,361,902	234,684	2,596,586
Data analysis	498,200	22,482	520,682
Drilling	11,834,010	1,299,403	13,133,413
Environmental and permitting	275,885	4,648	280,533
Equipment rental	78,392	1,849	80,241
Geological	997,238	15,275	1,012,513
Lease payments	1,487,916	109,563	1,597,479
Metallurgy	909,757	-	909,757
Sampling and processing	1,141,491	28,386	1,169,877
Site development and reclamation	1,293,953	149,086	1,443,039
Supplies	1,278,358	2,722	1,281,080
Travel	49,341	-	49,341

	22,830,112	37,692,627	60,522,739

The total cumulative acquisition and exploration costs of the Company to December 31, 2018 are summarized as follows:

	Railroad-	Lewis Gold	Total
	Pinion Project	Project
	$	$	$
Property acquisition and staking costs	17,644,831	35,745,391	53,390,222
NSR buy-down	4,427,850	-	4,427,850
Exploration expenses
Claim maintenance fees	1,749,364	160,666	1,910,030
Consulting	13,767,650	316,405	14,084,055
Data analysis/geological	5,122,015	85,593	5,207,608
Drilling/site development	94,715,680	1,727,631	96,443,311
Engineering	134,827	-	134,827
Environmental	679,669	4,648	684,317
Geotechnical	654,687	-	654,687
Hydrology	930,729	-	930,729
Lease payments	8,630,406	228,347	8,858,753
Legal fees for property acquisition	10,412	-	10,412
Metallurgy	2,061,089	-	2,061,089
Preliminary economic assessment	579,226	-	579,226
Provision for site reclamation	946,010	-	946,010
Sampling and processing	5,557,854	110,156	5,668,010
Travel	469,491	-	469,491
Vehicle	206,082	-	206,082

Cumulative acquisition and exploration costs at December 31, 2018	158,287,872	38,378,837	196,666,709

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 17 -

Corporate Activities

On January 29, 2018, Ron Clayton was appointed as a director of the Company.

On February 22, 2018, the Company completed an underwritten public offering of 13,750,440 common shares and a concurrent non-brokered private placement of 4,876,000 common shares at a price of $2.05 per share for aggregate gross proceeds of $38,184,202 (the “February 2018 Financings”). As part of the private placement, Goldcorp Inc. (TSX/NYSE: G) (“Goldcorp”) and a wholly-owned subsidiary of OceanaGold Corporation (TSX/ASX/NZX: OCG) (“OceanaGold”) exercised their participation rights and purchased 2,195,100 and 2,680,900 common shares, respectively, and held approximately 9.9% and 15.6% of the Company’s issued and outstanding common shares, respectively, on a non-diluted basis immediately following the February 2018 Financings.

The net proceeds of the February 2018 Financings were used for continued exploration and early-stage development at the Company’s 100% owned Railroad-Pinion Project and for working capital purposes.

On September 5, 2018, the Company completed a private placement of 5,230,901 common shares at a price of $2.05 per share for aggregate gross proceeds of $10,723,347 (the “September 2018 Financing” and, together with the February 2018 Financings, the “2018 Financings”). As part of the September 2018 Financing, Goldcorp and OceanaGold exercised their participation rights and purchased 2,926,829 and 975,609 common shares, respectively, and held approximately 13.6% and 15.57% of the Company’s issued and outstanding common shares, respectively, on a non-diluted basis immediately following the September 2018 Financing.

The net proceeds of the September 2018 Financing are being used for continued exploration and early-stage development at the Company’s 100% owned Railroad-Pinion Project and for working capital purposes.

During the year ended December 31, 2018, the Company granted a total of 2,799,256 stock options exercisable for periods up to 5 years at prices ranging from $1.96 to $2.11 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 567,110 restricted share units to executive officers and directors of the Company. The Company also received total proceeds of $2,113,632 from the exercise of 2,415,666 stock options. Furthermore, 292,934 stock options expired unexercised and 25,000 stock options were cancelled.

As at December 31, 2018, the Company had a cash position of $18,333,732 and working capital of $16,908,104. See “Liquidity, Financial Position and Capital Resources” below.

Subsequent to December 31, 2018, the Company granted a total of 1,871,424 stock options exercisable for periods of 5 years at a weighted average price of $1.73 per share to directors, executive officers, employees and consultants of the Company. In addition, the Company granted 664,730 restricted share units to executive officers and directors of the Company. The Company also received total proceeds of $88,400 from the exercise of 120,000 stock options and 50,000 stock options expired unexercised.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 18 -

Selected Annual Information

All financial information in this MD&A has been prepared in accordance with IFRS.

The following financial data is derived from the Company’s annual audited consolidated financial statements for the years ended December 31, 2018, 2017 and 2016:

	2018	2017	2016
	$	$	$
Revenues (interest income)	397,158	303,843	176,732
General and administrative expenses	(10,547,736))	(10,931,631)	(9,053,385)
Loss and comprehensive loss	(10,238,910))	(11,426,786)	(9,465,128)
Basic and diluted loss per common share	(0.04))	(0.05)	(0.05)
Working capital	16,908,104	17,511,874	52,640,842
Exploration and evaluation assets	196,666,709	154,435,875	93,913,136
Total assets	218,134,484	175,247,028	155,344,729
Total liabilities	2,954,721	1,642,099	1,502,694

The Company’s mineral projects are in the exploration stage and, to date, the Company has not generated any revenues other than interest income. As at December 31, 2018, the Company had not yet achieved profitable operations and has accumulated losses of $63,856,702 (2017 - $53,842,098) since inception. These losses resulted in a net loss per share (basic and diluted) for the year ended December 31, 2018 of $0.04 (2017 -$0.05).

Results of Operations

As an exploration company, the Company has yet to generate any revenue from its planned operations and has, to date, incurred annual net losses from operating and administrative expenses.

Operating and Administrative Expenses

The Company’s operating and administrative expenses for the year ended December 31, 2018 totalled $10,547,736 (2017 - $10,931,631; 2016 - $9,053,385), including share-based compensation incurred during the year, valued at $3,882,026 (2017 - $3,136,225; 2016 - $1,324,521) calculated using the Black Scholes option pricing model.

The following tables detail changes in major expenditures between the years ended December 31, 2018, 2017 and 2016:

Fiscal Year Ended December 31, 2018 compared to December 31, 2017

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Consulting fees	Increase of $435,726	Increased as the Company engaged more marketing,human resources, and financial advisory consultants.
Management fees	Decrease of $390,152	Higher 2017 expenses associated with the hiring of the new Vice President General Counsel and Corporate Secretary and the termination payment to the former Corporate Secretary in the comparative period of 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 19 -

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Professional fees	Increase of $373,765	Increased due to legal fees related to preparation of a short form base shelf prospectus and increased corporate activities.
Regulatory and shareholders service	Decrease of $227,987	Higher 2017 expenses associated with the Canadian filings fees due to substantial increase in market capitalization and a one-time transaction fee paid to the NYSE American LLC for the acquisition of Battle Mountain Gold Inc. (“Battle Mountain”) in the comparative period of 2017.
Share-based compensation	Increase of $745,801	Value of stock options and restricted share units vested in 2018 is higher due to the implementation of the graded vesting method to the share-based compensation, which began in August 2017.

Fiscal Year Ended December 31, 2017 compared to December 31, 2016

Expenses	Increase / Decrease in	Explanation for Change
Expenses
Consulting fees	Decrease of $1,008,071	Decreased as the Company engaged fewer marketing and financial advisory consultants and a termination fee paid to one of the Company’s consultants in 2016.
Management fees	Increase of $141,136	Increased due to hiring of the new Vice President - General Counsel and Corporate Secretary and the termination payment to the former Corporate Secretary.
Property investigation	Decrease of $351,309	Higher 2016 expenses associated with due diligence and investigation of the Lewis Gold Project located in the Lander County, Nevada within the Battle Mountain trend (the “Lewis Gold Project”). The Company subsequently acquired the Lewis Gold Project in 2017.
Regulatory and shareholders service	Increase of $439,113	Increased Canadian filings fees due to substantial increase in market capitalization, a one-time transaction fee paid to the NYSE American LLC for the acquisition of Battle Mountain, and a one-time listing fee paid for the graduation to the Toronto Stock Exchange.
Share-based compensation	Increase of $1,811,704	3,465,140 stock options were granted during fiscal 2017 compared to 672,500 stock options granted in fiscal 2016, due in part to a deferral of 2016 stock option grants to 2017.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 20 -

Summary of Quarterly Results

The following selected quarterly consolidated financial information is derived from the financial statements of the Company.

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2018	Sep 30, 2018	Jun 30, 2018	Mar 31, 2018
	$	$	$	$
Interest income	83,643	96,555	159,472	57,488
Loss and comprehensive loss	(2,348,464)	(2,700,039)	(2,563,435)	(2,626,972)
Loss per share-basic and diluted	(0.01)	(0.01)	(0.01)	(0.01)
	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Three months ended	Dec 31, 2017	Sep 30, 2017	Jun 30, 2017	Mar 31, 2017
	$	$	$	$
Interest income	54,854	76,264	89,556	83,169
Loss and comprehensive loss	(2,855,446)	(4,395,238)	(2,705,640)	(1,470,462)
Loss per share-basic and diluted	(0.01)	(0.02)	(0.01)	(0.01)

Variances quarter over quarter can be explained as follows:

  In the quarters ended June 30, 2017, September 30, 2017, December 31, 2017, June 30, 2018 and September 30, 2018, stock options, and in the quarter ended March 31, 2018, stock options and restricted share units, were granted to various directors, officers, employees and consultants. These grants resulted in option and share-based compensation expenses of $420,329, $1,839,496, $876,400, $1,345,343, $851,848, and $873,216, respectively, contributing to significantly higher losses in these quarters compared to quarters in which no stock options or restricted share units were granted.

  In the quarters ended March 31, 2017, June 30, 2017, September 30, 2017, and September 30, 2018, the Company recorded a foreign exchange loss of $171,187, $302,040, $496,327, and $197,763, respectively, due to the weakening of the U.S. dollar.

  In the quarters ended March 31, 2018, June 30, 2018, and December 31, 2018, the Company recorded a foreign exchange gain of $372,821, $222,448, and $323,344, respectively, due to the strengthening of the U.S. dollar.

  In the quarter ended September 30, 2017, the Company agreed to pay a total termination payment of $384,902 to the former Corporate Secretary and director in accordance with the terms and conditions of his consulting agreement with the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 21 -

Fourth Quarter

The Company’s operating and administrative expenses for the quarter ended December 31, 2018 totalled $2,432,107. The major expenses for the quarter ended December 31, 2018 were management fees, including year-end bonuses of $526,999, professional fees of $306,545, consulting fees of $269,370, insurance of $113,518, travel and related expenses of $198,815, share-based compensation of $811,619, and wages and salaries of $160,792.

The Company incurred a total of $10,482,297 and $200,621 in deferred exploration expenses on its Railroad-Pinion Project and Lewis Gold Project, respectively, during the fourth quarter. See “Overall Performance –Exploration and Acquisition Activities” above.

Liquidity, Financial Position and Capital Resources

To date, the Company has established mineral resources at the Pinion Deposit, the Dark Star Deposit, and the North Bullion Deposit (see “Overall Performance” above) but is not in commercial production on any portion of the Railroad-Pinion Project or the Lewis Gold Project. Accordingly, the Company does not generate cash from operations. The Company finances its exploration activities by raising capital from equity markets from time to time.

As at December 31, 2018 and 2017, the Company’s liquidity and capital resources were as follows:

	December 31, 2018	December 31, 2017
	$	$
Cash	18,333,732	18,458,791
Receivables	34,692	66,544
Prepaid expenses	489,902	319,603
Investments	-	309,035
Total current assets	18,858,326	19,153,973
Payables and accrued liabilities	1,950,222	1,642,099
Working capital	16,908,104	17,511,874

The Company’s operations consist primarily of the acquisition, maintenance and exploration of exploration and evaluation assets, including seeking joint venture partners to assist with exploration funding. The Company’s financial success will be dependent on the extent to which it can discover new mineral deposits.

As at December 31, 2018, the Company had a cash position of $18,333,732 (2017 - $18,458,791) derived from the net proceeds of the 2018 Financings (see “Use of Proceeds from 2018 Financings” below) and the exercise of stock options. As at December 31, 2018, the Company’s working capital was $16,908,104 (2017 – $17,511,874).

The Company’s continuation as a going concern is dependent upon successful results from its exploration and evaluation activities and its ability to attain profitable operations and generate funds therefrom and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management believes it currently has sufficient cash on hand to maintain its projects and finance its exploration programs and operating costs over the next 12 months, after which time the Company will require additional capital to carry out further exploration on the Railroad-Pinion Project and maintain operations. The Company’s ability to arrange financing in the future will depend, in part, upon the prevailing capital market conditions and the price of gold as well as its business performance. There can be no assurance that the Company will be successful in its efforts to arrange additional financing on terms satisfactory to it or at all. If the Company raises additional financing through the issuance of shares from its treasury, control of the Company may change and existing shareholders will suffer additional dilution. See “Risks and Uncertainties” below.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 22 -

Use of Proceeds from 2018 Financings

In February 2018, the Company completed the February 2018 Financings and issued a total of 18,626,440 common shares at a price of $2.05 per share for proceeds of $35,561,125, net of cash commissions and expenses of $2,623,077.

In September 2018, the Company completed the September 2018 Financing and issued 5,230,901 common shares of the Company at a price of $2.05 per share for proceeds totalling $10,256,961, net of cash commissions and expenses of $466,386.

The net proceeds of the September 2018 Financing are being used to fund additional drilling and exploration totalling US$2 million at the Railroad-Pinion Project and the remaining balance will be used for general working capital purposes. In September 2018, management approved reallocating budgeted amounts from general working capital to exploration and drilling, infill drilling and lease payment extension as outlined in the table below.

The Company’s business objective is to explore its Railroad-Pinion Project in an effort to investigate the potential to develop an economically viable mineral project. By using the net proceeds of the 2018 Financings as described above, the Company will pursue its business objectives by gathering information required to prepare a PFS for the Railroad-Pinion Project.

	Reallocated Use of	Expenditures up to
	Proceeds	December 31, 2018
	$	$
Exploration and drilling	17,910,000	17,973,000
Infill drilling	13,458,000	13,551,000
Lease and BLM payments	2,225,000	2,365,000
General working capital	12,225,000	11,929,000
TOTAL	45,818,000	45,818,000

Off Balance Sheet Arrangements

The Company has no off balance sheet arrangements.

Commitments

As at the date of this MD&A, the Company has the following commitments:

1.	The Company has a lease agreement for an office space in Vancouver, B.C. expiring on April 30, 2020, incurring monthly rent payments of approximately $6,000 to the year 2020.

2.

The Company has a lease agreement for a property in Elko, Nevada expiring on August 28, 2022 and incurring minimum monthly rent payments from US$8,000 in 2017 increasing to US$10,000 in 2022. The Company has an option to purchase the property for US$1,100,000 with a credit to be applied to the purchase price based on a percentage of the minimum rent payments made in the year of purchase.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 23 -

3.

The Company has two separate consulting agreements with the CEO & director and the CFO of the Company to provide management and other consulting services to the Company for an indefinite term. The agreements require total combined payments of $50,750 per month. The consulting agreements provide for a two-year payout totalling, on a collective basis, approximately $1.7 million (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and a three-year payout totalling, on a collective basis, (including average discretionary bonuses paid in the preceding two years) approximately $2.6 million in the event of termination following a change in control of the Company.

4.

The Company has two separate employment agreements with the Chief Geologist and the Manager of Projects of the Company to provide exploration services to the Company for an indefinite term. The agreements require total combined payments of US$32,167 per month. The employment agreements provide for a two-year payout totalling, on a collective basis, approximately US$0.9 million (including average discretionary bonuses paid in the preceding two years) in the event of termination following a change in control of the Company.

5.

The Company has an employment agreement with the Vice President - General Counsel & Corporate Secretary of the Company to provide corporate secretarial and legal services to the Company for an indefinite term. The agreement requires a payment of $19,167 per month. The employment agreement provides for a two-year payout totalling approximately $0.7 million (including average discretionary bonuses paid in the preceding two years) in the event of termination without cause and in the event of termination following a change in control of the Company.

6.

Pursuant to various mining leases and agreements, the Company’s estimated exploration and evaluation assets lease obligations, work commitments, and tax levies for the Railroad-Pinion Project for fiscal 2019 are approximately US$2,901,000. See Item 4 “GENERAL DEVELOPMENT OF THE BUSINESS – Mineral Property” and Item 6 “MATERIAL MINERAL PROJECT” of the AIF and the Annual Financial Statements for further details regarding the various lease payments and other obligations required by the Company to maintain the Railroad-Pinion Project in good standing.

7.	The Company’s estimated exploration and evaluation asset obligations and tax levies for fiscal 2019 for the Lewis Gold Project are approximately US$92,000.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 24 -

There were no material changes during the year ended December 31, 2018 to the Company’s contractual obligations for the next five years and thereafter as disclosed in the summary table of contractual obligations as follows:

	Payments Due by Period
Contractual Obligations	Total	2019	2020 to	2022 to	After 2023
			2021	2023
	$	$	$	$	$
Office Leases	657,466	215,485	332,845	109,136	-
Consulting Agreements [1,3]	3,045,000	609,000	1,218,000	1,218,000	Ongoing
Employment Agreements [2,4,5]	3,586,460	717,292	1,434,584	1,434,584	Ongoing
Mining leases and agreements[5,6]	14,416,866	3,368,210	6,318,974	4,729,682	Ongoing

(1)	These amounts assume that consulting fees will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(2)	These amounts assume that salaries will remain constant at current levels and do not include any amount for discretionary annual bonuses.
(3)	This amount represents the total fees payable under consulting agreements with officers and directors of the Company over the next five years.
(4)	This amount represents the total salaries payable under employment agreements with certain key employees of the Company over the next five years.
(5)	Where applicable, this amount has been converted from U.S. dollars to Canadian dollars using the noon exchange rate of the Bank of Canada on December 31, 2018 of US$1.00 = C$1.3642.
(6)	Amounts shown for mining leases and agreements include estimates of option payments, mineral lease payments, work commitments and tax levies that are required to maintain the Company’s interest in the Railroad-Pinion Project and the Lewis Gold Project in good standing. See “Overall Performance”.

Related Party Transactions

During the year ended December 31, 2018, the Company engaged in the following transactions with related parties, not disclosed elsewhere in this MD&A:

  Incurred management fees of $592,787 (2017 - $690,800) to a company controlled by Jonathan Awde, a director and Chief Executive Officer of the Company. As at December 31, 2018, $152,787 (2017 - $250,800) was included in accounts payable and accrued liabilities.

  Incurred financial management fees of $208,123 (2017 - $236,802) and professional fees of $266,150 (2017 - $187,000) to a company controlled by Michael Waldkirch, Chief Financial Officer of the Company. As at December 31, 2018, $90,671 (2017 - $232,528) was included in accounts payable and accrued liabilities.

  Incurred administrative management fees of $283,244 (2017 - $202,286) to Glenn Kumoi, Vice President General Counsel and Corporate Secretary of the Company. As at December 31, 2018, $53,244 (2017 - $54,102)was included in accounts payable and accrued liabilities.

  Incurred salary expense of $152,791 (2017 - $397,153), of which $129,872 (2017 - $353,520) was recorded as capitalized exploration and evaluation assets expenditures, to Mac Jackson, the Chief Geologist of the Company.

  Incurred directors fees of $36,000 (2017 - $44,400) to a company controlled by Robert McLeod, a director of the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 25 -

    Incurred directors fees of $42,000 (2017 - $42,000) to Bruce McLeod, a director of the Company. As at December 31, 2018, $nil (2017 - $3,500) was included in prepaid expenses for a prepayment related to director fees.

    Incurred directors fees of $42,000 (2017 - $21,300) to William E. Threlkeld, a director of the Company.

    Incurred directors fees of $36,000 (2017 - $36,000) to a company controlled by Jamie Strauss, a director of the Company.

    Incurred directors fees of $42,000 (2017 - $12,600) to Zara Boldt, a director of the Company. As at December 31, 2018, $nil (2017 - $3,500) was included in prepaid expenses for a prepayment related to director fees.

    Incurred directors fees of $42,000 (2017 - $12,600) to Alex Morrison, a director of the Company. As at December 31, 2018, $nil (2017 - $485) was included in accounts payable and accrued liabilities.

    Incurred directors fees of $36,385 (2017 - $nil) to Ron Clayton, a director of the Company.

    Received $18,000 (2017 - $4,500) of rent from Barksdale Capital Corp., a company related by way of common officers.

    On February 22, 2018, OceanaGold, through the February 2018 Financings, purchased 2,680,900 common shares of the Company at a price of $2.05 per share for a total purchase price of $5,495,845. OceanaGold’s participation in the February 2018 Financings constituted a “related party transaction” for the purposes of Multilateral Instrument 61-101 – Protection of Minority Shareholders in Special Transactions (“MI 61-101”), and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of OceanaGold’s participation was less than 25% of the Company’s then market capitalization.

    On September 5, 2018, OceanaGold, through the September 2018 Financing, purchased 975,609 common shares of the Company at a price of $2.05 per share for a total purchase price of $1,999,998. OceanaGold’s participation in the September 2018 Financing constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of OceanaGold’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by OceanaGold and available for review at www.sedi.ca, as of March 28, 2019, OceanaGold beneficially owns and/or exercises control or direction over a total of 40,459,161 common shares or approximately 15.56% of the issued and outstanding common shares of the Company. See Item 4.2 “THREE YEAR HISTORY - Financings” in the AIF for a discussion of OceanaGold’s ongoing rights with respect to financings conducted by the Company.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 26 -

    On September 5, 2018, Goldcorp, through the September 2018 Financing, purchased 2,926,829 common shares of the Company at a price of $2.05 per share for a total purchase price of $5,999,999. Goldcorp’s participation in the September 2018 Financing constituted a “related party transaction” for the purposes of MI 61-101, and the Company relied upon exemptions from the requirement to obtain a formal valuation and seek minority shareholder approval for such participation on the basis that the fair market value of Goldcorp’s participation was less than 25% of the Company’s then market capitalization. Based on insider reports filed by Goldcorp and available for review at www.sedi.ca, as of March 28, 2019, Goldcorp beneficially owns and/or exercises control or direction over a total of 35,325,291 common shares or approximately 13.58% of the issued and outstanding common shares of the Company. See Item 4.2 “THREE YEAR HISTORY - Financings” in the AIF for a discussion of Goldcorp’s ongoing rights with respect to financings conducted by the Company.

  Summary of key management personnel compensation:

	For the year ended December 31,
	2018	2017
	$	$
Management fees	1,360,539	1,750,691
Professional fees	266,150	187,000
Exploration and evaluation assets expenditures	129,872	353,520
Wages and salaries	22,919	43,633
Share-based compensation	2,312,347	2,228,191
	4,091,827	4,563,035

  In accordance with International Accounting Standard (“IAS”) 24, key management personnel includes those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company has determined that key management personnel consists of members of the Company’s Board of Directors (the “Board”) and corporate officers, including the Company’s Chief Executive Officer and Chief Financial Officer.

  Risks and Uncertainties

  The business and operations of the Company are subject to numerous risks, many of which are beyond the Company’s control. The Company considers the risks set out below to be some of the most significant to potential investors in the Company, but not all of the risks are associated with an investment in securities of the Company. If any of these risks materialize into actual events or circumstances or other possible additional risks and uncertainties of which the Company is currently unaware or which it considers to be material in relation to the Company’s business actually occur, the Company’s assets, liabilities, financial condition, results of operations (including future results of operations), business and business prospects, are likely to be materially and adversely affected. In such circumstances, the price of the Company’s securities could decline and investors may lose all or part of their investment.

  Mineral exploration is subject to a high degree of risk, which even a combination of experience, knowledge and careful evaluation may fail to overcome. These risks may be even greater in the Company’s case given its formative stage of development and the fact that the Railroad-Pinion Project and the Lewis Gold Project are still in their exploration stage. Furthermore, exploration activities are expensive and seldom result in the discovery of a commercially viable resource. There is no assurance that the Company’s exploration will result in the discovery of an economically viable mineral deposit. The Company has generated losses to date and will require additional funds to further explore its properties. There is no assurance such additional funding will be available to the Company when needed on commercially reasonable terms or at all. Additional equity financing may result in substantial dilution thereby reducing the marketability of the Company’s shares. The Company’s activities are subject to the risks normally encountered in the mining exploration business. The

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 27 -

  economics of exploring, developing and operating resource properties are affected by many factors including the cost of exploration and development operations, variations of the grade of any ore mined and the rate of resource extraction and fluctuations in the price of resources produced, government regulations relating to royalties, taxes and environmental protection and title defects and the ability to maintain and extend leases on favourable terms. For the most part, the Railroad-Pinion Project and the Lewis Gold Project have not been surveyed and may be subject to prior unregistered agreements, interests or land claims and title may be affected by undetected defects. In addition, the Company may become subject to liability for hazards against which it is not insured. The mining industry is highly competitive in all its phases and the Company competes with other mining companies, many with greater financial and technical resources, in the search for, and the acquisition of, mineral resource properties, in the marketing of minerals and the search for experienced personnel. Additional risks include the limited market for the Company’s securities and the present intention of the Company not to pay dividends. Certain of the Company’s directors and officers also serve as directors or officers of other public and private resource companies, and to the extent that such other companies may participate in ventures in which the Company may participate, such directors and officers of the Company may have a conflict of interest.

  The Company may lose its foreign private issuer status in the future, which could result in significant additional costs and expenses.

  The Company is a foreign private issuer under applicable U.S. federal securities laws and, therefore, is not required to comply with all the periodic disclosure and current reporting requirements of the United States Securities and Exchange Act of 1934 (the “U.S. Exchange Act”). As a result, the Company does not file the same reports that a U.S. domestic issuer files with the SEC, although the Company is required to file with or furnish to the SEC the continuous disclosure documents that the Company is required to file in Canada under Canadian securities laws. Further, the Company’s officers, directors and principal shareholders are exempt from the reporting and “short swing” profit recovery rules of Section 16 of the U.S. Exchange Act. In addition, as a foreign private issuer, the Company is exempt from the proxy rules under the U.S. Exchange Act.

  The Company could in the future lose its foreign private issuer status if a majority of its common shares are held by residents in the United States and it fails to continue to meet any one of the additional “business contacts” requirements. If the Company loses its status as a foreign private issuer measured on the last day of its second fiscal quarter (i.e., June 30), it would commence reporting on January 1 of the following year on forms required of U.S. companies, such as Forms 10-K, 10-Q and 8-K. These forms require more detailed and extensive disclosure than the disclosure required by the forms available to a foreign private issuer. The regulatory and compliance costs under U.S. federal securities laws as a U.S. domestic issuer, together with attendant management costs, may be significantly more than the costs incurred as a Canadian foreign private issuer eligible to use not only the disclosure system for foreign private issuers but also the multi-jurisdictional disclosure system (“MJDS”) implemented by the SEC and the securities regulatory authorities in Canada. Further, to the extent that the Company was to offer or sell its securities outside of the United States, the Company would have to comply with the more restrictive Regulation S requirements that apply to U.S. issuers and would no longer be able to use the MJDS forms for registered offerings by Canadian companies in the United States. This could limit the Company’s ability to access the capital markets in the future. In addition, the Company may lose the ability to rely upon certain exemptions from corporate governance requirements that are available to foreign private issuers. The Company would regain the foreign private issuer status upon re-meeting the eligibility requirements on the last day of its next second fiscal quarter.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 28 -

  The Company may be a “passive foreign investment company” for U.S. tax purposes which could subject U.S. shareholders to increased tax liability.

  The Company believes that it was a passive foreign investment company for the taxation year ended December 31, 2018 and expects to be a passive foreign investment company for the taxation year ending December 31, 2019. The Company will be providing Qualified Electing Fund information. As a result, a U.S. holder of common shares could be subject to increased tax liability, possibly including an interest charge, upon the sale or other disposition of the United States holder’s common shares or upon the receipt of “excess distributions”. U.S. holders should consult with tax advisers with regard to their holdings of the Company’s shares.

  Readers are cautioned that the foregoing list of risks, uncertainties and other factors is not exhaustive.

  For a more detailed discussion of the risk factors affecting the Company and its exploration activities, please refer to the AIF which can be accessed on SEDAR at www.sedar.com and EDGAR at www.sec.gov.

  Critical Accounting Estimates

  The preparation of the Financial Statements in conformity with IFRS requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities, as well as the reported revenues and expenses during the reporting period. Based on historical experience and current conditions, management makes assumptions that are believed to be reasonable under the circumstances. These estimates and assumptions form the basis for judgments about the carrying value of assets and liabilities and reported amounts for revenues and expenses. Different assumptions would result in different estimates, and actual results may differ from results based on these estimates. These estimates and assumptions are also affected by management’s application of accounting policies. Critical accounting estimates are those that affect the Financial Statements materially and involve a significant level of judgment by management.

  Although management uses historical experience and its best knowledge of the amount, events or actions to form the basis for judgments and estimates, actual results may differ from these estimates.

  The most significant accounts that require estimates and judgements as the basis for determining the stated amounts include the recoverability of exploration and evaluation assets, determination of functional currency, valuation of the acquisition of an associated company, valuation of share-based compensation, recognition of deferred tax amounts and reclamation provisions.

  Critical judgments exercised in applying accounting policies that have the most significant effect on the amounts recognized in the Financial Statements are as follows:

  Economic recoverability and probability of future economic benefits of exploration and evaluation assets

  Management has determined that exploration, evaluation, and related costs incurred which were capitalized may have future economic benefits and may be economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including, geologic and other technical information, a history of conversion of mineral deposits with similar characteristics to its own properties to proven and probable mineral reserves, the quality and capacity of existing infrastructure facilities, evaluation of permitting and environmental issues and local support for the project.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 29 -

  Determination of functional currency

  The Company determines the functional currency through an analysis of several indicators such as expenses and cash flow, financing activities, retention of operating cash flows, and frequency of transactions within the reporting entity.

  Valuation of the acquisition of an associated company

  The Company acquired a publicly traded associated company in June 2017. The process for determining whether the acquisition was an asset purchase versus a business acquisition was performed and primary consideration was given to the exploration stage of mineral properties, among other items. Shares issued for the acquisition were valued on the issue date and the excess of overall acquisition costs over net assets acquired was attributed to the mineral properties acquired.

  Prior to June 2017, the Company held an investment in the associated company. To value the investment, management obtained financial information from the majority owner and adjusted the carrying value of the investment. The investment was subject to all estimates included in the financial information from the majority owner as well as estimates of impairment losses.

  Information about assumptions and estimation uncertainties that have a significant risk of resulting in material adjustments are as follows:

  Valuation of share-based compensation

  The Company uses the Black-Scholes option pricing model for valuation of share-based compensation. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company’s earnings and equity reserves.

  Income taxes

  In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

  Reclamation provisions

  The Company’s reclamation provision represents management’s best estimate of the present value of the future cash outflows required to settle the obligation. Management assesses these provisions on an annual basis or when new information becomes available. This assessment includes the estimation of the future reclamation costs, the timing of these expenditures, inflation, and the impact of changes in discount rates, interest rates and foreign exchange rates. The actual future expenditures may differ from the amounts currently provided if the estimates made are significantly different than actual results or if there are significant changes in environmental and/or regulatory requirements in the future.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 30 -

  Changes in Accounting Policies including Initial Adoption

  There were no changes to the Company’s accounting policies during the year ended December 31, 2018, except for the following:

  Financial instruments

  The Company adopted all of the requirements of IFRS 9 – Financial Instruments (“IFRS 9”) as of January 1, 2018. IFRS 9 replaces IAS 39 – Financial Instruments: Recognition and Measurement (“IAS 39”). IFRS 9 utilizes a revised model for recognition and measurement of financial instruments and a single, forward-looking “expected loss” impairment model. Most of the requirements in IAS 39 for classification and measurement of financial liabilities were carried forward in IFRS 9, so the Company’s accounting policy with respect to financial liabilities is unchanged. As a result of the adoption of IFRS 9, management has changed its accounting policy for financial assets retrospectively, for assets that continued to be recognized at the date of initial application. The change did not impact the carrying value of any financial assets or financial liabilities on the transition date.

  The following is the Company’s new accounting policy for financial instruments under IFRS 9:

  Financial assets

  On initial recognition, financial assets are recognized at fair value and are subsequently classified and measured at: (i) amortized cost; (ii) fair value through other comprehensive income (“FVOCI”); or (iii) fair value through profit or loss (“FVTPL”). The classification of financial assets is generally based on the business model in which a financial asset is managed and its contractual cash flow characteristics. A financial asset is measured at fair value net of transaction costs that are directly attributable to its acquisition except for financial assets at FVTPL where transaction costs are expensed. All financial assets not classified and measured at amortized cost or FVOCI are classified as FVTPL. On initial recognition of an equity instrument that is not held for trading, the Company may irrevocably elect to present subsequent changes in the investment’s fair value in other comprehensive income/loss.

  The classification determines the method by which the financial assets are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Receivables and reclamation bonds are measured at amortized cost with subsequent impairments recognized in profit or loss. Cash and investments are classified as FVTPL.

  Impairment

  An ‘expected credit loss’ impairment model applies which requires a loss allowance to be recognized based on expected credit losses. The estimated present value of future cash flows associated with the asset is determined and an impairment loss is recognized for the difference between this amount and the carrying amount as follows: the carrying amount of the asset is reduced to estimated present value of the future cash flows associated with the asset, discounted at the financial asset’s original effective interest rate, either directly or through the use of an allowance account and the resulting loss is recognized in profit or loss for the period.

  In a subsequent period, if the amount of the impairment loss related to financial assets measured at amortized cost decreases, the previously recognized impairment loss is reversed through profit or loss to the extent that the carrying amount of the investment at the date the impairment is reversed does not exceed what the amortized cost would have been had the impairment not been recognized.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 31 -

  Financial liabilities

  Financial liabilities are designated as either: (i) fair value through profit or loss; or (ii) amortized cost. All financial liabilities are classified and subsequently measured at amortized cost except for financial liabilities at FVTPL. The classification determines the method by which the financial liabilities are carried on the statement of financial position subsequent to inception and how changes in value are recorded. Accounts payable and accrued liabilities are classified as other financial liabilities and carried on the statement of financial position at amortized cost.

  As at December 31, 2018, the Company does not have any derivative financial liabilities.

  Standards issued or amended but not yet effective

  The following new standards, amendments to standards and interpretations applicable to the Company are not yet effective for the year ended December 31, 2018 and have not been applied in preparing the Financial Statements. These standards are as follows:

    IFRS 16 – Leases: On January 13, 2016, the IASB issued the final version of IFRS 16 Leases (“IFRS 16”). The new standard will replace IAS 17 Leases and is effective for annual periods beginning on or after January 1, 2019. IFRS 16 eliminates the classification of leases as either operating leases or finance leases for a lessee. Instead, all leases are treated in a similar way to finance leases applying IAS 17. IFRS 16 does not require a lessee to recognize assets and liabilities for short- term leases (i.e. leases of 12 months or less) and leases of low-value assets.

    The Company applied IFRS 16 effective January 1, 2019 using the modified retrospective method. Under this method, financial information will not be restated and will continue to be reported under the accounting standards in effect for those periods. The Company will recognize lease obligations related to its lease commitments for its office leases. It will be measured at the present value of the remaining lease payments, discounted using the Company’s incremental borrowing rate as at January 1, 2019. The associated right of use asset will be measured at the lease obligation amount, less prepaid lease payments, resulting in no adjustment to the opening balance of deficit. The Company has implemented the following accounting policies permitted under the new standard:

    leases of low dollar value will continue to be expensed as incurred; and

    the Company will not apply any grandfathering practical expedients.

    As at January 1, 2019 the Company recognized approximately $517,000 in right-of-use assets and $517,000 of incremental lease obligations.

    IFRIC 23 – Uncertainty Over Income Tax Treatments: clarifies how to apply the recognition and measurement requirements in IAS 12 when there is uncertainty over income tax treatments. It is effective for annual periods beginning on or after January 1, 2019 with early adoption permitted. The Company does not expect that the adoption of this standard will have a material effect on the Financial Statements.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 32 -

  Financial Instruments and Risk Management

  Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

    Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;

    Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and

    Level 3 – Inputs that are not based on observable market data.

  The Company’s financial instruments consist of cash, receivables, investments, reclamation bonds, and accounts payable and accrued liabilities. The fair value of these financial instruments, other than cash, approximates their carrying values due to the short-term nature of these instruments. Cash and investments are measured at fair value using level 1 inputs.

  The Company is exposed to a variety of financial risks by virtue of its activities including currency, credit, interest rate, liquidity, commodity price and equity price risk.

1.	Currency risk

  The Company conducts exploration and evaluation activities in the United States. As such, it is subject to risk due to fluctuations in the exchange rates for the Canadian and U.S. dollars. As at December 31, 2018, the Company had a foreign currency net monetary asset position of approximately US$5,760,000. Each 1% change in the U.S. dollar relative to the Canadian dollar will result in a foreign exchange gain/loss of approximately $57,600.

2.	Credit risk

  Credit risk is the risk of financial loss to the Company if a counterparty to a financial instrument fails to meet its contractual obligations. The Company’s cash is held in large Canadian and U.S. financial institutions and is not exposed to significant credit risk.

3.	Interest rate risk

  Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company is exposed to limited interest rate risk as it only holds cash and highly liquid short-term investments.

4.	Liquidity risk

  Liquidity risk is the risk that the Company will not be able to meet its obligations as they come due. The Company’s ability to continue as a going concern is dependent on management’s ability to raise the required capital through future equity or debt issuances. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board are actively involved in the review, planning, and approval of significant expenditures and commitments.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 33 -

5.	Commodity price risk

  The ability of the Company to explore and develop its exploration and evaluation assets and the future profitability of the Company are directly related to the price of gold. The Company monitors gold prices to determine the appropriate course of action to be taken.

  Disclosure of Data for Outstanding Common Shares, Restricted Share Units, Options and Warrants

  As at March 28, 2019, the Company has 260,042,886 outstanding common shares, 1,118,632 restricted share units and no outstanding warrants. A summary of the stock options outstanding and exercisable as at the date of this MD&A is as follows:

Exercise	Number	Number
Price	Outstanding	Exercisable	Expiry Date
$
0.77	685,000	685,000	September 12, 2019
0.73	2,125,000	2,125,000	November 27, 2020
3.16	507,500	507,500	September 29, 2021
2.24	325,000	325,000	June 1, 2022
2.12	2,230,540	2,230,540	August 1, 2022
2.25	600,000	400,000	September 12, 2022
1.96	100,000	66,666	January 15, 2023
2.11	2,314,256	1,542,837	March 5, 2023
2.11	100,000	33,333	April 27, 2023
1.96	160,000	53,333	September 14, 2023
1.74	1,821,424	607,141	January 31, 2024
1.49	50,000	16,666	March 15, 2024
	11,018,720	8,593,016

  Corporate Governance

  The Board substantially follows the recommended corporate governance guidelines for public companies under applicable Canadian securities legislation and the rules of the NYSE American LLC to ensure transparency and accountability to shareholders. The current Board is comprised of 8 individuals, 7 of whom are neither executive officers nor employees of the Company and are independent of management. The Company has also established five standing committees, being the audit committee, compensation committee, health, safety and environment committee, nominating and corporate governance committee and technical committee. The Company’s audit, compensation and corporate governance and nomination committees are each comprised of 3 directors, all of whom are independent of management. The Company’s technical committee is comprised of a director, who is independent of management, the Chief Geologist, the General Manager and a representative of OceanaGold. The Company’s health, safety and environmental committee is comprised of 2 directors, who are independent of management, the Vice President - General Counsel & Corporate Secretary and the Company’s Manager of Projects.

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  Management’s Annual Report on Internal Control over Financial Reporting

  National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”) of the Canadian Securities Administrators requires the Company to issue concurrently with the filing of its annual and interim filings a “Certification of Annual Filings” and “Certification of Interim Filings”, respectively (each, a “Certification”). Each Certification requires the Company’s Chief Executive Officer and Chief Financial Officer (together, the “Certifying Officers”) to state that they are responsible for establishing and maintaining Disclosure Controls and Procedures (“DC&P”) and Internal Control Over Financial Reporting (“ICFR”), as defined in NI 52-109.

  Each Certification requires the Certifying Officers to state that they designed DC&P, or caused it to be designed under their supervision, to provide reasonable assurance that: (i) material information relating to the Company is made known to the Certifying Officers by others; and (ii) information required to be disclosed by the Company in reports filed with, or submitted to, securities regulatory authorities is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation. In addition, the Certification requires the Certifying Officers to state that they have designed ICFR, or caused it to be designed under their supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

  In designing the Company’s ICFR, the Company has adopted the “Internal Control – Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013). However, due to the inherent limitations in any control system, ICFR may not prevent or detect all misstatements and no evaluation of controls can provide absolute assurance that DC&P will detect or uncover every situation involving the failure of persons to disclose material information otherwise required to be set forth in periodic reports. Also projections of any evaluation of effectiveness to future periods are subject to risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. The Company’s ICFR and DC&P are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes and that material information relating to the Company is made known to the Certifying Officers by others and that the requisite information is recorded, processed, summarized and reported within the time periods specified under Canadian securities legislation.

  The Company’s Certifying Officers evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s DC&P and ICFR as at December 31, 2018 and concluded, based on such evaluation, that there were no material weaknesses or significant deficiencies in the design or effectiveness of the Company’s DC&P and ICFR at that time.

  There have been no changes in the Company’s ICFR that occurred during the year ended December 31, 2018 that have materially affected, or are reasonably likely to materially affect, the Company’s ICFR.

  In the past, the Company has relied on the U.S. Jumpstart Our Business Startups (JOBS) Act, whereby the Company was not required to be fully compliant with Sarbanes-Oxley (“SOX”). Effective for the year ended December 31, 2018, the Company was required to be fully compliant with SOX. The Company is required to document and test its internal control procedures in order to satisfy the requirements of Section 404 of SOX, which requires annual management assessments and auditors’ attestation of the effectiveness of the Company’s internal control over financial reporting. As at December 31, 2018, the Company’s auditors expressed an unqualified opinion that the Company maintained, in all material respects, effective internal control over financial reporting, based on the Committee of Sponsoring Organizations of the Treadway Commission criteria.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 35 -

  Other MD&A Requirements

  Additional information relating to the Company may be found on SEDAR at www.sedar.com and EDGAR at www.sec.gov including, but not limited to:

    the Company’s AIF dated March 28, 2019 for the year ended December 31, 2018; and

    the Company’s audited consolidated Financial Statements for the year ended December 31, 2018.

  This MD&A has been approved by the Board effective March 28, 2019.

Gold Standard Ventures Corp. – Management Discussion and Analysis	Page - 36 -